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                          November 7, 2023

       Amy Trombly
       Chief Executive Officer
       Sonoma Pharmaceuticals, Inc.
       5445 Conestoga Court, Suite 150
       Boulder, CO 80301

                                                        Re: Sonoma
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 3,
2023
                                                            File No. 333-275311

       Dear Amy Trombly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Andrew J. Merken, Esq.